The Next Billion Dollar Running Brand?

September 2026

STONE HOUSE

DESIGNER BRANDS

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WHAT IS DBI?

Designer Brands Inc. (NYSE: DBI), formerly DSW Inc., is "one of the world's largest designers, producers, and retailers of footwear and accessories." It operates in two reportable segments.

Retail segment

"Operates the DSW Designer Shoe Warehouse ("DSW"), The Shoe Co., and Rubino banners through its direct-to-consumer stores and e-commerce sites."

DSW
DESIGNER SHOE WAREHOUSE®

DSW · U.S. and Canada	523
The Shoe Co. · Canada	118
Rubino · Quebec	27
Total stores	**668**

Brand Portfolio segment

"Designs, develops, and sources footwear and accessories of our exclusive and licensed brands for the sale of wholesale merchandise to retailer customers, our Retail segment, and international distributors," plus direct-to-consumer e-commerce for Vince Camuto, Keds and Topo.

TOPO ATHLETIC (Topo)

79.4% owned since 2022. Road, trail and hiking; sold through specialty retail and DTC, not in DSW

KEDS

Owned since 2023, bought from Wolverine Worldwide for $124.9M

VINCE CAMUTO

Licensed from ABG-Camuto, a JV in which DBI holds a 40.0% interest

PRO-KEDS 1949

A JV with Patrizio Di Marco - former CEO of Gucci and former Executive Chairman of Golden Goose - DBI holds 45.0%

Also: licensing rights for Lucky Brand footwear and handbags and for Jessica Simpson footwear; a 33.3% interest in Le Tigre 360 Global; and DSW's own labels Kelly & Katie, Mix No. 6 and Crown Vintage.

Sources: Designer Brands Form 10-K for the fiscal year ended January 31, 2026; Q2 2026 results release; DBI Form 10-Q, quarter ended April 29, 2023.

STONE HOUSE BELIEVES DBI SHARES ARE MATERIALLY UNDERVALUED

- Topo is an embedded **call option offering asymmetric upside.**
- Topo represents a **fast-growing asset** hidden inside DBI.
- Topo now competes directly with multi-billion-dollar household names such as **Hoka, On, Brooks, Salomon, New Balance and Asics**.

Topo - The business story

2013 - Tony Post, former CEO of Vibram USA (he launched FiveFingers), after 15 years at Rockport, founds Topo in Framingham, Massachusetts around one idea: ***"The Topo Difference"*** - a roomy foot-shaped toe box, a secure midfoot and heel, and a low heel-to-toe drop.

Built the hard way - Topo grows by earning shelf space at specialty "sit-and-fit" run and outdoor retailers and its own site.

Dec 2022 - DBI buys 79.4% for $19.1M, an implied value of about $24M. Tony Post stays on as CEO; he and minority holders keep 20.6%, and DBI holds an exclusive call on the rest.

Why DBI, not private equity - Tony Post chose DBI over PE because the agreement with DBI guarantees Topo autonomy over product, pricing, sourcing and distribution.

2026 - The Pro Series launch catalyzed Topo's standing in the broader running community, with shoes selling out within hours. DBI expects Topo to **exceed $100M in revenue in 2027**.



Phantom 4 - road



Specter 3 - road / super-trainer



Ultraventure - trail

Sources: topoathletic.com; Norwest PR; SGB Media, Jun 2025; SGB Media - Topo expands Framingham headquarters, Sep 2025; DBI Form 10-K FY2022; DBI Form 10-Q, quarter ended 4/29/23; Designer Brands Q2 2026 earnings call

TOPO IS ALREADY BEATING SOME OF THE BIGGEST NAMES IN RUNNING

Topo is effectively competing - and winning - against long-established brands with multi-billion-dollar market capitalizations - in a very big market that is growing globally. Brands are ranked by their single best-selling shoe on Zappos, so Topo at #4 means only three brands have shoes that outsell Topo's highest-ranking shoe.

Rank	Women's Trail	Men's Trail	Women's Road	Men's Road
1	On	HOKA	HOKA	HOKA
2	HOKA	On	On	On
3	Brooks	New Balance	Brooks	Nike
4	**Topo Athletic**	Altra	Nike	Brooks
5	Altra	Salomon	ASICS	New Balance
6	ASICS	**Topo Athletic**	New Balance	ASICS
7	New Balance	Brooks	**Topo Athletic**	adidas
8	Salomon	Saucony	Saucony	Under Armour
9	Saucony	adidas	adidas	Altra
10	Merrell	Merrell	Altra	**Topo Athletic**

Source: Zappos.com sorted by best-selling Trail and Road running shoes pages; Averaged over 23 daily readings between Jul 30 – Sep 10, 2026

THE MARKET HAS ALREADY PAID 2.7x REVENUE FOR A BRAND LIKE TOPO

VF Corporation ("VF") - the owner of The North Face, Vans, Timberland and Altra - purchased Altra in 2018 for ~$132M, or 2.7x trailing revenue. Topo and Altra are the two brands most often named side by side in the wide-toe-box, low-drop running category.

VF/ALTRA

2.7x	Revenue multiple paid
~$50M	Trailing 12-month revenue
~$132M	Purchase price

TOPO

?	Revenue multiple
$100M+	Expected Topo revenue in 2027
?	Value of Topo

Sources: VF Corporation press release, Mar 14, 2018; SGB Media, Jun 4, 2018; Designer Brands Q2 2026 earnings call, Sep 10, 2026

TOPO COMPETES HEAD-TO-HEAD WITH ALTRA

The CEO of VF Corp, Altra's parent, said recently:

> *"We believe this brand [Altra] will be a* ***$1 billion-plus brand over time.****"*
>
> - Bracken Darrell, Chief Executive Officer, VF Corp. on July 29, 2026

We believe VF's view of Altra's potential should also apply to Topo: the two are the leading wide-toe-box, low-drop running brands, sold in specialty channels and compared head-to-head by runners, reviewers and retailers alike.

"…while Topo hasn't been around quite as long (as Altra), they've quickly proved to be a ***dominant force in the natural running shoe game****."*

Marathon Sports, July 6, 2026

Marathon Sports - Altra vs. Topo



HEAD
HEAD
VANISH CARBON 3
SPECTER ELITE

"Topo really hit it out of the park with their first attempt at this."

Doctors of Running, August 27, 2026

Doctors of Running on YouTube



"For me, the Specter Elite works a bit better." - comparing the Specter Elite with the Altra Vanish Carbon 3.

Instagram · 51.4k followers

Instagram @ryansrunningreviews

Sources: WWD, Jul 29, 2026; T3, Oct 30, 2025; Marathon Sports, Jul 6, 2026; Doctors of Running, Aug 27, 2026; Instagram @ryansrunningreviews

EXECUTIVES AT MAJOR RETAIL CHAINS SEE TOPO AS A WINNER

Chief Retail Officer, Road Runner Sports

- Topo is ~2% of run/trail “and **gaining steam. Significant growth the past 12 months.”**
- “They have more shelf space today than they've ever had” and **“orders are a lot higher this year than they were last year.”**
- Customers are now **“coming in and asking to try on the brand.”**

Director of Footwear, REI

- **“Topo is a very strong brand for [us] and we have seen great growth in the last 12 months.”** Outdoor-channel staff have “almost a cult following.“
- **“They're winning on fit.”** On drop: “the industry is actually coming to meet them at more of a 4 or 5 [mm]… Topo is kind of already there,“ while Altra faces “a hard switch“ away from zero drop.
- Topo “does a really great job” seeding staff with shoes and now has “a pretty robust tech group” servicing accounts.

Source: Tegus calls, May 2026 (Executives from Road Runner Sports; REI). Quotes are the experts' own words; figures are as stated by them

DBI AND TOPO EXECUTIVES SEE THE RUNWAY



*"We continue to see significant opportunity in road running, trail running, and the premium specialty channel… we believe there is **still substantial runway ahead for the brand**."*

Tony Post - Founder & CEO, Topo Athletic · SGB Media, September 11, 2026



*"…we believe that there's **tremendous runway** there [for Topo]… we expect the brand to exceed $100 million in sales in 2027… we think that the **sky is the limit**… And as a reminder, it's **not actually sold in DSW**."*

Doug Howe - Chief Executive Officer, Designer Brands · Q2 2026 earnings call, September 10, 2026



*"They make great running shoes… they're the most comfortable running shoes… **more comfortable than Hoka.**"*

Jay Schottenstein - Executive Chairman, Designer Brands · The Retail Optimist interview, April 2024

And now Wall Street is beginning to take note of Topo's potential:

*"We see **strong LT potential for Topo beyond the $100M target for FY27** as DBI scales distribution and invests in its product pipeline."*

Mauricio Serna, CFA - UBS Global Research · September 13, 2026

Sources: SGB Media, Sep 11, 2026; Designer Brands Q2 2026 earnings call; Jay Schottenstein interview, Apr 9, 2024; UBS Global Research, "Designer Brands Inc", Sep 13, 2026.

THE SUMMER 2026 PRO SERIES LAUNCH IS THE CATALYST

The Pro Series launch is proving to be a major catalyst for Topo - Specter 3 (June) and Specter Elite (August), both sold out within hours, galvanizing the brand's position.

Sold out within hours


SOLD OUT

*"This is the **biggest response we've ever seen to a launch**... Pro Series and Specter Elite represent everything we've been working toward, and seeing runners show up like this makes it so special."*

Christina Enochs - Sr. Brand & Creative Manager, Topo Athletic

Endurance Sportswire, Aug 14, 2026

The press verdict

Believe in the Run - July 23, 2026

Headline: *"The Topo Specter Elite just put wide toe box race shoes on the map."*

*"Topo Athletic has shown that **2026 is the year that changes everything for them**, making them a serious competitor from daily training to race day."*

Doctors of Running - July 16, 2026

"A fantastic super shoe debut for Topo... a unique anatomic fitting, low drop, smooth riding racing shoe."

*"This shoe is such a **massive leap forward** for Topo."*

Believe in the Run · Doctors of Running

Praise from reviewers


SPECTER 3

"My first experience trying this brand out, and it blew me away."

Emily Heller, YouTube (24k subs), Aug 16, 2026


TOPO
SPECTER ELITE

"Topo has really been put on the map this year with the Specter 3 and the Specter Elite."

RadDadBodTV, YouTube (16.5k subs), Sep 9, 2026



"This is going to be shoe of the year for so many people... Brilliant shoe."

Jack Crago (@jog.on.crago), Instagram (40k), Aug 10, 2026

DBI: ILLUSTRATIVE SUM OF THE PARTS

Valuing the core at 5.5x-7.5x EBITDA and Topo at $250M-$450M gives a share price range of roughly $11 to $19 for DBI.

	5.5x CORE	6.5x CORE	7.5x CORE
UBS EBITDA estimate, FY2027	$154M	$154M	$154M
− Our assumed Topo EBITDA	($10M)	($10M)	($10M)
= DBI core EBITDA, ex. Topo	**$144M**	**$144M**	**$144M**
× Multiple	5.5x	6.5x	7.5x
= Core Enterprise Value	**$792M**	**$936M**	**$1,080M**
− Net debt	($372M)	($372M)	($372M)
= Core Equity Value	**$420M**	**$564M**	**$708M**
+ Topo Value	$250M	$350M	$450M
× DBI ownership of Topo	79.4%	79.4%	79.4%
= DBI's share of Topo Value	**$199M**	**$278M**	**$357M**
= DBI Total Equity Value	**$619M**	**$842M**	**$1,065M**
÷ Diluted shares outstanding	57M	57M	57M
= Value per share	**$10.86**	**$14.77**	**$18.68**

We believe a sum of the parts is the fairest way to value DBI.

We use UBS's FY2027 forecast (the year to January 2028): EBITDA of $154M. We assume Topo contributes ~$10M, so DBI's core earns $144M; DBI does not disclose Topo's profit. The 5.5x/6.5x/7.5x core multiples and the $250M/$350M/$450M enterprise values for Topo are our assumptions, not the company's. Net debt of $371.5M is Q2 2026 debt of $423.1M less $51.6M of cash; share count is DBI's 57M diluted guidance. Designer Brands Q2 2026 results release; UBS Global Research, Sep 13, 2026

APPENDIX

Social media commentary and interviews conducted by Stone House at specialty retail locations

APPENDIX - PRESS AND CREATOR COMMENTARY

Press and running-creator commentary on Topo, June-September 2026

Mainstream media

Runner's World - Sep 3, 2026 · Jeff Dengate

> **Headline:** *"Altra and Topo Athletic Go Mainstream(ish) With Their New Wide-Toe Racing Shoes."*

> *"If you're seeking the lightest shoe for race day, grab the Topo"* - 7.1 oz against 7.7 oz for the Altra Vanish Carbon 3.

> *"The Topo rules in the comfort department, too… better equipped to handle long road distances really well."*

Men's Health (@MensHealthMag) - Aug 21, 2026

> *"one of the most surprising running shoes I've tested recently… For comfort and performance, it's tough to top."* Score: 4.7/5. 4.2M followers.

Runner's World · Men's Health on X

Running creators


SPECTER
3

kofuzi (YouTube) - Jun 16, 2026 · 242k subscribers

> *"The Topo Specter 3 is amazing… what Topo has done here is really quite amazing. A fantastic update. I absolutely love the shoe."*


NEW SHOE REVIEW ROUNDUP
A+
A+
A
A
A-
B+
C

Supwell Running (Instagram) - 73K followers

> Specter 3 ranked **#1 (A+)** and Specter Elite **#2 (A+)**, ahead of New Balance, Puma, Hoka and On. ***"Topo came out of nowhere and killed EVERYONE."***


TOPO ATHLETIC
SPECTER
ELITE

Meta Endurance (Instagram) - 192K followers

> Topo Specter Elite named among its **top five carbon-plated race shoes of 2026**, alongside On, Diadora, Brooks and Under Armour. ***"…shock of the year…"***

kofuzi · Supwell Running · Meta Endurance

APPENDIX - SPECIALTY RETAILER INTERVIEWS

Specialty running and outdoor store calls conducted by Stone House, July-September 2026

Running store chain, North Carolina

September 2026

> *"I tell people all the time, Topo is going to be the next Hoka."* Specter 3 *"sold out immediately."*

Outdoor store, New Mexico

September 2026

> *"We have enjoyed the time when they were niche, but they're about to explode."*

> *"We stopped carrying Altra because Topo was so much better."*

Shoe store, Illinois

August 2026

> *"Definitely going to keep reordering them."* First new performance running brand added since ASICS.

Running store, Tennessee

July 2026

> Volume has grown every year. *"Once they buy Topo, they come back for it."*

Source: Stone House store calls, July-September 2026. Quotes as relayed by store staff.